SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September, 2014

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding connected transactions of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on September 19, 2014.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

CONNECTED TRANSACTIONS

THE TRANSACTION
On 12 September 2014, (i) Sinopec Corp. entered into the Disposal Agreement and Share Repurchase Agreement with Yizheng Chemical, pursuant to which Yizheng Chemical has conditionally agreed to transfer the Outgoing Business to Sinopec Corp. In consideration of the Outgoing Business, the 40.25%  of  Yizheng Chemical’s equity interests currently held by Sinopec Corp. will be repurchased and cancelled by Yizheng Chemical; and (ii) Yizheng Chemical entered into Acquisition Agreement with Sinopec Group, pursuant to which Sinopec Group has agreed to transfer the Incoming Equities held by Sinopec Group to Yizheng Chemical.

LISTING RULE IMPLICATIONS
As (i) one or more of the applicable percentage ratios calculated pursuant  to Chapter 14 of the Listing Rules in respect of the Disposal will exceed 0.1% but less than 5%; (ii) Sinopec Group (as the controlling shareholder) is a connected person of the Company, and it will become a controlling shareholder of Yizheng Chemical immediately after the completion of the Reorganisation; and (iii) The completion of the Disposal, the Share Repurchase and the Acquisition are inter-conditional and implemented simultaneously, accordingly, the Disposal and the Share Repurchase constitute connection transactions of the Company which are subject to reporting and announcement requirements but exempted from independent shareholders’ approval requirement of the Listing Rules.

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Risks of the Transaction

The Transaction is conducted based on the principles of equity, fairness and openness, and has taken into account market risk and approval risk, which are specifically mentioned below, investors are cautioned to pay sufficient attention thereon.

The risk of failure to obtain approval for the Transaction

The Transaction is a part of the material asset restructuring of Yizheng Chemical, and is a mutual pre-condition of, and for simultaneous implementation with, the asset purchase by way of share issuance by Yizheng Chemical under the material asset restructuring of Yizheng Chemical. Therefore, the Transaction is still subject to obtaining the approval or permission as detailed below by Yizheng Chemical for its material asset restructuring, including but not limited to: consent, permission or approval (as applicable) of the Hong Kong Stock Exchange, approval of whitewash waiver granted by Hong Kong SFC, approval of the material asset restructuring of Yizheng Chemical by SASAC, consideration and approval of the proposed Transaction by the general meeting and class meetings of Yizheng Chemical and the agreement to waive Sinopec Group from acquisition of shares of Yizheng Chemical by way of making an offer, and approval of the material asset restructuring  of Yizheng Chemical by CSRC.

The above approval or permission matters are conditions precedent for the implementation of the Transaction, uncertainties exist in whether the relevant approvals will be obtained and the timing of obtaining the final approval, resulting in uncertainties on the implementation of the Transaction. If the Transaction fails to obtain the above approvals, the Transaction may be suspended, disrupted or cancelled, investors are cautioned to pay attention to the relevant risks involved.

The risk of possible cancellation of the Transaction

The Transaction and the asset purchase by way of share issuance by Yizheng Chemical together constitute the material asset restructuring of Yizheng Chemical. Excluding the effects from factors such as the overall trend of the stock market and the trends of peer industry segments, the share price of Yizheng Chemical did not have abnormal movements within 20 trading days prior to the announcement of price-sensitive material information. Although Yizheng Chemical has confidentiality measures in place according to the relevant requirements, however, during the process of material asset restructuring of Yizheng Chemical, abnormal fluctuations of the share price or abnormal trading of Yizheng Chemical may still occur to trigger the relevant regulatory requirements which may result in suspension, disruption or termination of the material asset restructuring of Yizheng Chemical leading to the cancellation of the Transaction.

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INTRODUCTION

On 12 September 2014, (i) Sinopec Corp. entered into the Disposal Agreement and Share Repurchase Agreement with Yizheng Chemical, pursuant to which Yizheng Chemical has conditionally agreed to transfer the Outgoing  Business  to  Sinopec Corp. In consideration of the Outgoing Business, the 40.25% of Yizheng Chemical’s equity interests currently held by Sinopec Corp. will be repurchased and cancelled by Yizheng Chemical; and (ii) Yizheng Chemical entered into Acquisition Agreement with Sinopec Group, pursuant to which Sinopec Group has agreed to transfer the Incoming Equities held by Sinopec Group to Yizheng Chemical.

Agreements in relation to the Disposal

Disposal Agreement

Date

12 September 2014

Parties

(a)	The Company; and

(b)	Yizheng Chemical

Assets to be disposed and consideration

Subject to the terms and conditions of the Disposal Agreement, Yizheng Chemical has agreed to transfer or dispose of, and the Company has agreed to accept transfer of, the Outgoing Business.

The estimated aggregate consideration for the Disposal is approximately RMB6,491 million, which was determined with reference to the asset appraisal of the Outgoing Business as at 30 June 2014 prepared based on asset-based approach (the “Initial Disposal Valuation”). In consideration of the Outgoing Business, the 40.25% of the Yizheng Chemical’s equity interests currently held by Sinopec Corp. will be repurchased by  Yizheng Chemical pursuant to the Disposal Agreement.  The difference between the consideration of the Outgoing Business and that of the repurchased shares of RMB188 million will be offset by cash consideration to be paid by Sinopec Corp. within 20 business days after the completion date of the Share Repurchase Agreement (the “Cash Consideration”). The consideration is subject to

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adjustment according to the final asset appraisal of the Outgoing Business as at the completion date of the Disposal Agreement (the “Final Disposal Valuation”). In the event that the net assets value of the Outgoing Business in the Final Disposal Valuation exceeds the net assets value of the Outgoing Business in the Initial Disposal Valuation, the difference shall be offset by way of cash payment by Sinopec Corp. to Yizheng Chemical within three months after the completion of the Disposal. In the event that the net assets value of the Outgoing Business in the Final Disposal Valuation falls below the net assets value of the Outgoing Business in the Initial Disposal Valuation, the difference shall be offset by way of cash payment by Yizheng Chemical to Sinopec Corp. within three months after the completion of the Disposal.

Conditions for the Disposal Agreement to become effective

The Disposal Agreement shall become effective upon each of the following conditions being satisfied:

(a)	that the Share Repurchase Agreement and Acquisition Agreement have been duly signed and the conditions for them to become effective have been satisfied;

(b)	the Disposal and the Share Repurchase being duly approved by the board of directors of Sinopec Corp.;

(c)	the approval of the Reorganisation by the Shareholders at the general meeting and class meetings of Yizheng Chemical;

(d)	the approvals of the Reorganisation by SASAC and CSRC; and

(e)	the approvals of the Reorganisation by the Securities and Futures Commission and the Stock Exchange (if applicable).

As at the date of this announcement, condition (b) has already been fulfilled.

In the event that not all the conditions for the Disposal Agreement to become effective have been fulfilled, the Disposal Agreement shall be of no further effect and no party shall have any claim against or liability or obligation to the other party save in respect of any deliberate or serious defect (including but not limited to any breach of mandatory requirements under any applicable laws and regulations) causing any of the conditions set out above unable to be fulfilled.

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Conditions to completion of the Disposal Agreement

The completion of the Disposal Agreement is conditional upon the following conditions being satisfied:

(a)	Yizheng Chemical shall deliver to Sinopec Corp. the duly certified copy of the resolution(s) of the general meeting and class meeting in relation to the approval of the Reorganisation;

(b)	Yizheng Chemical shall transfer the physical assets in the Outgoing Business to ensure Sinopec Corp. can take over the Outgoing Business on the completion date of the Disposal Agreement;

(c)
Yizheng Chemical shall deliver to Sinopec Corp. all title documents relating to the Outgoing Business, and administrative permissions, qualifications and approval documents in relation to the operation of the business, relevant qualifications documents shall be undertaken by Sinopec Corp. or its designated third parties;

(d)	Yizheng Chemical shall deliver to Sinopec Corp. all contracts, agreements, transaction notes, correspondences and other information relating to the Outgoing Business and business;

(e)
Yizheng Chemical shall deliver to Sinopec Corp. all business records, operation records, operation data, operation statistic information, manuals, maintenance handbook as well as technology-related records, documents, statistics, drawings, manuals, books in relation to the techniques and other information on research and development projects (recorded in written, stored in computer or otherwise preserved) relating to the Outgoing Business; and

(f)
Yizheng Chemical shall deliver to Sinopec Corp. a detailed list of clients, suppliers, agents, distributors and other related information, and provide assistance for Sinopec Corp. to establish connections with the aforesaid business partners.

Solely for the purpose of facilitating the completion procedures of Outgoing Business, Yizheng Chemical may contribute to establish a wholly-owned subsidiary, which the relevant qualifications, contracts and businesses of the Outgoing Business shall be undertaken by such subsidiary, while the equity interests held by Yizheng Chemical shall be delivered to Sinopec Corp. in the completion date, subject to the prior written consent of Sinopec Corp and according to the instruction of Sinopec Corp.

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The completions of each of the Transaction Agreements are inter-conditional. In the event that any one of the Transaction Agreements cannot be completed within the period to be agreed by the parties thereto, the transactions contemplated under the Transaction Agreements will not proceed.

Profit and Loss in respect of the Outgoing Business

Sinopec Corp. and Yizheng Chemical agreed that, upon fulfilment of all the conditions for the Disposal Agreement to become effective, all the profit and loss in relation to the Outgoing Business arising from or incurred during the period commencing from 30 June 2014 to the completion date of the Disposal Agreement shall belong to or be borne by Yizheng Chemical.

Share Repurchase Agreement

Date

12 September 2014

Parties

(a)	Yizheng Chemical; and

(b)	Sinopec Corp.

Shares to be repurchased

Subject to the terms and conditions of the Share Repurchase Agreement, Yizheng Chemical has agreed to repurchase and cancel the 40.25% of Yizheng Chemical’s equity interests currently held by Sinopec Corp., a total of 2,415 million A shares.

The estimated aggregate consideration for the repurchased shares is RMB6,303.15 million, which was determined with reference to the market capitalisation of Yizheng Chemical calculated based on its A share price. As of the date of this announcement, the A share price of Yizheng Chemical is RMB2.78 (equivalent to HK$3.45). The repurchase price for each repurchased share is RMB2.61 (equivalent to HK$3.24) (the average closing price of the last 20 trading days as quoted on the SSE), which represents:

(a)	a premium of approximately 83.05% over the closing price of HK$1.77 per share as quoted on the Stock Exchange on the Last Trading Day;

(b)	a premium of approximately 82.02% over the average closing price of HK$1.78 per share as quoted on the Stock Exchange for the last five trading days up to and including the Last Trading Day;

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(c)	a premium of approximately 85.14% over the average closing price of HK$1.75 per share as quoted on the Stock Exchange for the last ten trading days up to and including the Last Trading Day; and

(d)	a premium of approximately 86.21% over the average closing price of HK$1.74 per share as quoted on the Stock Exchange for the last thirty trading days up to and including the Last Trading Day;

(e)	a discount of approximately 6.09% over the closing price of RMB2.78 (equivalent to HK$3.45) per share as quoted on the SSE on the Last Trading Day; and

(f)
a premium of approximately 191.89% over the  audited net assets value attributable to equity holders of Yizheng Chemical per share of approximately HK$1.11, calculated based on the Yizheng Chemical’s audited net asset value of HK$6,637 million as at 30 June 2014.

The difference between the consideration of the Outgoing Business and that of the repurchased shares will be offset by payment of the Cash Consideration by Sinopec Corp. within 20 business days after the completion date of the Asset Disposal Agreement.

Conditions for the Share Repurchase Agreement to become effective

The Share Repurchase Agreement shall become effective upon each of the following conditions being satisfied:

(a)	that the Disposal Agreement and Acquisition Agreement have been duly signed and the conditions for them to become effective have been satisfied;

(b)	the Disposal and the Share Repurchase being duly approved by the board of directors of Sinopec Corp.;

(c)	the approval of the Reorganisation by the Shareholders at the general meeting and class meetings of Yizheng Chemical;

(d)	the approvals of the Reorganisation by SASAC and CSRC; and

(e)	the approvals of the Reorganisation by the Securities and Futures Commission and the Stock Exchange (if applicable).

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As at the date of this announcement, condition (b) has already been fulfilled.

In the event that not all the conditions for the Share  Repurchase  Agreement  to become effective have been fulfilled, the Share Repurchase Agreement shall be of no further effect and no party shall have any claim against or liability or obligation to the other party save in respect of any deliberate or serious defect (including but not limited to any breach of mandatory requirements under any applicable laws and regulations) causing any of the conditions set out above unable to be fulfilled.

Completion of the Share Repurchase Agreement

Within ten business days after all conditions for the Share Repurchase Agreement have been satisfied, Sinopec Corp. and Yizheng Chemical shall complete the procedures in relation to the transfer of the repurchased shares, after which Yizheng Chemical shall complete the procedures in relation to the de-registration of the repurchased shares within ten business days.

Sinopec Corp. is not entitled to any rights, obligations or responsibilities in relation to its shareholding in Yizheng Chemical pursuant to the articles of association of Yizheng Chemical upon the completion of the Share Repurchase Agreement.

The completions of each of the Transaction Agreements are inter-conditional. In the event that any one of the Transaction Agreements cannot be completed within the period to be agreed by the parties thereto, the transactions contemplated under the Transaction Agreements will not proceed.

Agreement in relation to the Acquisition

Acquisition Agreement

Date

12 September 2014

Parties

(a)	Yizheng Chemical; and

(b)	Sinopec Group

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The Acquisition and Consideration

Subject to the terms and conditions of Acquisition Agreement, Sinopec Group has agreed to transfer, and Yizheng Chemical has agreed to accept transfer of, the Incoming Equities.

The estimated aggregate consideration for the Acquisition is approximately RMB24,075 million, which was determined with reference to the valuation of the book value of the Incoming Equities as at 30 June 2014 prepared based on asset-based approach.

Such consideration shall be settled by the issue of 9,224 million Consideration Shares at the price of RMB2.61 (equivalent to HK$3.24) per Consideration Share by Yizheng Chemical to Sinopec Group.

Conditions for Acquisition Agreement to become effective

Acquisition Agreement shall become effective upon each of the following conditions being satisfied:

(a)	that the Share Repurchase Agreement and the Disposal Agreement have been duly signed and the conditions for them to become effective have been satisfied;

(b)	the Disposal and the Share Repurchase being duly approved by the board of directors of Sinopec Corp.;

(c)	the approval of the Reorganisation being duly approved by the board of directors of Sinopec Group;

(d)
the approval of the Reorganisation by the Shareholders at the general meeting and class meetings of Yizheng Chemical and Sinopec Group is not required to purchase the shares of the Company by the way of offer  (including  but  not limited to the resolution(s) in relation to the whitewash waiver);

(e)	the approvals of the Reorganisation by SASAC and CSRC;

(f)	the approvals of the Reorganisation by the Securities and Futures Commission and the Stock Exchange (if applicable) (including but not limited to the granting of the whitewash waiver);

As at the date of this announcement, condition (b) has already been fulfilled.

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In the event that not all the conditions for Acquisition Agreement to become effective have been fulfilled, Acquisition Agreement shall be of no further effect and no party shall have any claim against or liability or obligation to  the  other  party  save  in respect of any deliberate or serious defect (including but not limited to any breach of mandatory requirements under any applicable laws and regulations) causing any of the conditions set out above unable to be fulfilled.

Conditions to Completion of Acquisition Agreement

Completion of Acquisition Agreement is conditional upon the following condition being satisfied:

Sinopec Group shall, as soon as practical following the conditions for Acquisition Agreement to become effective have been satisfied, procure SOSC to register Yizheng Chemical as the shareholder of the Incoming Equities in accordance with the applicable PRC laws and procedures. Yizheng Chemical shall become the shareholder of the SOSC at the completion date of Acquisition Agreement and be entitled to the rights and obligations relating to the Incoming  Equities. Yizhang  Chemical  shall make its best efforts to issue the Consideration Shares after the transfer of the Incoming Equities.

The completions of each of the Transaction Agreements are inter-conditional. In the event that any one of the Transaction Agreements cannot be completed within the period to be agreed by the parties thereto, the transactions contemplated under the Transaction Agreements will not proceed.

The Consideration Shares

The issue price of the Consideration Shares of RMB2.61 (equivalent to HK$3.24) (the average closing price of the last 20 trading days as quoted on the SSE) represents:

(a)	a premium of approximately 83.05% over the closing price of HK$1.77 per share as quoted on the Stock Exchange on the Last Trading Day;

(b)	a premium of approximately 82.02% over the average closing price of HK$1.78 per share for the last five trading days up to and including the Last Trading Day;

(c)	a premium of approximately 85.14% over the average closing price of HK$1.75 per share for the last ten trading days up to and including the Last Trading Day;

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(d)	a premium of approximately 86.21% over the average closing price of HK$1.74 per share for the last thirty trading days up to and including the Last Trading Day;

(e)	a discount of approximately 6.09% over the closing price of RMB2.78 (equivalent to HK$3.45) per share as quoted on the SSE on the Last Trading Day; and

(f)
a premium of approximately 191.89% over the  audited net assets value attributable to equity holders of Yizheng Chemical per share of approximately HK$1.11, calculated based on Yizheng Chemical’s audited net asset value of HK$6,637 million as at 30 June 2014.

The Consideration Shares represent approximately 153.73% of the issued share capital of Yizheng Chemical as at the date of this announcement and approximately 72.01% of the issued share capital of Yizheng Chemical as enlarged by the Consideration Shares.

The Consideration Shares shall at all times rank pari passu among themselves and with the shares in issue as at the date of issue of the Consideration Shares. The Consideration Shares will be issued pursuant to a specific mandate to be sought at the extraordinary general meeting of Yizheng Chemical.

Profit and Loss in respect of the Incoming Equities

Sinopec Group and Yizheng Chemical agreed that, upon fulfilment of all the conditions for Acquisition Agreement to become effective, all the profit and loss in relation to the Incoming Equities arising from or incurred during the period commencing from 30 June 2014 to the completion date of Acquisition Agreement shall belong to or be borne by Sinopec Group.

Reason for disclosing the terms of Acquisition Agreement in this announcement

Despite the fact that the Company is not a party to Acquisition Agreement and the Acquisition does not constitute a transaction of the Company, but given the fact that each of the Transaction Agreements are inter-conditional, disclosure of the same would better enable the Company’s shareholders to have an overview of the Reorganisation.

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FUND RAISING ACTIVITIIES IN THE PAST TWELVE MONTHS

The Company had no equity fund raising activities in the past twelve (12) months immediately prior to the date of this announcement.

INFORMATION ON THE OUTGOING BUSINESS

Yizheng Chemical

Yizheng Chemical is a joint stock company incorporated in the PRC with limited liability and the shares of Yizheng Chemical are listed on the Main Board of the Stock Exchange and the Shanghai Stock Exchange. It principally engaged in the production and sales of polyester chips and polyester fibre, and production of its raw material pure terephthalic acid (“PTA”). Its principal activities include production and distribution of chemical fibre and petrochemical products, production of raw and auxiliary materials and textile machinery, research and development in textile technology, transportation and technological support for products manufactured by Yizheng Chemical.

Based on the audited financial statements of Yizheng Chemical for the years ended 31 December 2011, 31 December 2012 and 31 December 2013 and the six months ended 30 June 2014 prepared in accordance with CASBE, the financial data of Yizheng Chemical, are set out as below:

			Unit: RMB million

	As at 31 December 2011	As at 31 December 2012	As at 31 December 2013	As at 30 June 2014

Total Assets	11,449.60	11,138.20	10,629.30	8,839.79
Total liabilities	2,418.97	2,588.87	3,532.82	3,493.50
Net assets	9,030.63	8,549.34	7,096.49	5,346.29

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	For the year ended 31 December 2011	For the year ended 31 December 2012	For the year ended 31 December 2013	For the six months ended 30 June 2014

Revenue	20,179.77	16,987.92	17,677.17	7,924.42
Profit/(loss) before tax	1,038.36	(539.54)	(1,215.67)	(1,676.50)
Net profit/(loss) attributable to Yizheng Chemical’s ordinary equity shareholders after deduction of non-recurring profit or loss	792.81	(382.83)	(1,413.85)	(1,741.64)

INFORMATION ON SOSC

SOSC

SOSC is one of the largest integrated providers of oil engineering and oilfield technical services as well as the earliest offshore oil and gas exploration service provider in China. Possessing a highly professional engineering technical team with extensive experience, leading technologies and advanced equipment in the oil and gas engineering and technical service industry, while aggressively developing cloud computing technology for enhancing the management, handling, analyzing of data and the exploration capacity. SOSC is able to implement engineering projects under different types of complicated geographical landscapes and geological conditions. As of the date of this announcement, SOSC is operating oil and gas engineering projects within 561 state licensed prospects.

Being one of the few oilfield engineering technical service companies in the world possessing a comprehensive technological system for the full industrial chain covering the entire lifecycle of oil and gas exploration and development, SOSC aims at world class integrated international petroleum engineering technical service providers as strategic targets, strives to expand business operations from onshore to offshore, from domestic to overseas, from regular to non-regular energy businesses, from single project service to integrated oil deposit services, exerts great efforts in developing high-end services and realizes difference in market positioning, to offer

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all round services to the entire industrial chain of oil and gas exploration and development. SOSC serves a large number of developed oilfields, establishing a customer base with stable growth.

By leveraging its world leading professional technologies and professional experience in the areas of complicated oil and gas reservoir, sour gas reservoir and unconventional energy, SOSC also improves its technical equipment capabilities and expands the scope of engineering technical services at the same time while maintaining its traditional advantages, in order to capture development opportunities in emerging development areas of the oil and gas engineering technical service industry, increase market share and enhance profitability. More specifically, SOSC relies on its leading technologies and advanced experience in the aspects of geophysical, drilling and completion, logging, downhole special operations, integrated oil reservoir services, and engineering and construction services to provide strong support in projects, such as its stable development of Shengli Oilfield, the second largest oilfield in China, for a consecutive period of 18 years, the construction of production capacity for Fuling shale gas field, a national level demonstration zone for shale gas development, the construction of production capacity for super-huge sour gas field at Puguang in Sichuan, and the construction of production capacity for Tahe oilfield, the first Paleozoic marine oil and gas field in China. Apart from regular oil and gas exploration and development businesses, it also pursue stable business developments in a number of emerging areas such as the development of shale gas, tight gas, sour gas reservoir, coal bed methane and geothermal resources.

In recent years, SOSC’s business in overseas oilfield service market recorded rapid developments, a global network for market development and operations was established and integrated oil reservoir services were provided in international markets. Having adopted a mode of fee calculations with incentives and the timely introduction of an incentive mechanism on the basis of additional production of oil and gas, the advantage arising from a complete business chain has  given  its  full display for realizing a differentiated market position from other international oil and gas services companies. As of 30 June 2014, SOSC was performing 403 project contracts in 35 countries (excluding China) with contract value of US$14.85 billion. From 2011 to 2013, revenue from overseas business of SOSC increased at a CAGR of 28.7%.

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SOSC has strong research and development capabilities, with 3 research institutes, 5 design companies and 42 research institutes on various types of professional technologies established to date, 54 laboratories and full size scientific experimental wells have been constructed, which are mainly engaging in a comprehensive range of professional technological researches and developments, technical services and prospecting designs in the areas of geophysics, well drilling, drilling fluids, cementation, completion, prospecting, logging, reservoir reconstruction, oil testing trials, overhaul sidetrack drilling, petroleum tools, and engineering construction, etc.

Financial Information

Based on the audited financial statements of SOSC for the three years ended 31 December 2013 and the six months ended 30 June 2014 prepared in accordance with CASBE, the financial data of SOSC, on a consolidated basis, are set out as below:

			Unit: RMB million

	As at 31 December 2011	As at 31 December 2012	As at 31 December 2013	As at 30 June 2014

Total Assets	61,974.76	74,951.13	81,926.04	76,672.98
Total liabilities	46,043.73	53,126.28	58,256.29	57,508.38
Net assets	15,931.03	21,824.85	23,669.75	19,164.60

	For the year ended 31 December 2011	For the year ended 31 December 2012	For the year ended 31 December 2013	For the six months ended 30 June 2014

Revenue	74,253.84	87,337.14	87,729.07	34,185.11
Profit/(loss) before tax	1,598.89	1,528.08	2,230.44	1,502.41
Net profit/(loss) attributable to SOSC’s ordinary equity shareholders after deduction of non-recurring profit or loss	1,110.16	971.90	1,513.78	1,025.73

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Shareholding structure

Based upon the shares in issue for each of the companies identified below, as at the date of this announcement (and assuming no changes to such issued share capitals prior to completions of each of the Transaction Agreements), the simplified shareholding structure of the relevant companies before and after the completions of each of the Transaction Agreements will be as follows:-

Before the completions of each of the Transaction Agreements

The following reflects the simplified shareholding structure of the relevant companies as at the date of this announcement.

After the completions of each of the Transaction Agreements

The following reflects the simplified shareholding structure of the relevant companies upon completions of each of the Transaction Agreements.

Upon completions of each of the Transaction Agreements, SOSC will become a wholly owned subsidiary of Yizheng Chemical.

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REASONS FOR AND BENEFITS OF THE ENTRY OF THE DISPOSAL AGREEMENT AND THE SHARE REPURCHASE AGREEMENT

Yizheng Chemical has been making loss for two consecutive years, and a delisting risk warning has been issued for special treatment of its A shares in March 2014. If Yizheng Chemical continues to make loss in 2014, pursuant to the SSE Listing Rules, trading in its A shares will be mandatorily suspended, and if  Yizheng Chemical cannot turn profitable in its operation in 2015, its A shares will be delisted. The suspension of trading in and eventual delisting of Yizheng Chemical’s A shares will directly cause the shares of Yizheng Chemical held by Sinopec Corp. to be unable to be traded and subject Sinopec Corp. to losses arising from a substantial decrease in the value of these shares. Successful implementation of the Reorganisation will effectively safeguard the interests of all shareholders of Yizheng Chemical  and protect Sinopec Corp. from potential negative impacts of the delisting of Yizheng Chemical’s A shares.

Upon completion of the transaction, all business and assets of Yizheng Chemical will be fully consolidated into Sinopec Corp., and a series of internal consolidation measures to lower cost, improve performance and coordinate operation can be carried out so as to improve the profitability of chemical fibre assets.

As the chemical fibre industry is currently at its low point, Sinopec Corp. will be able to acquire the business and assets of Yizheng Chemical through the transaction at a relatively low cost. In the event of a protracted downturn of the chemical  fibre industry, the subject assets to be acquired in the transaction may face difficulties in turning profitable in operation in the short term. Taking into account the cyclical nature of the chemical fibre industry and further industry consolidation in the future, however, the issue of excessive polyester production capacity may be gradually relieved. In such case, Yizheng Chemical’s assets will return to profitability and Sinopec Corp. will in turn benefit from the transaction.

Accordingly, the Directors (including the independent non-executive directors) believe that the terms of the Disposal Agreement and the Share Repurchase Agreement are fair and reasonable and the entry of the same is in the interests of the Company and the Shareholders as a whole.

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Advice from the Independent Financial Advisor

For the purpose of providing independent advice on the Transaction for the independent non-executive directors, Sinopec Corp. has appointed Somerley Capital Limited (the “Independent Financial Advisor”) as an independent financial advisor for providing advice on the Transaction to the independent non-executive directors. The opinions of Somerley Capital Limited are as follows:

In the opinion of the Independent Financial Advisor, the terms of the Asset Disposal Agreement and the Share Repurchase Agreement are on normal commercial terms, which are fair and reasonable with respect to Sinopec Corp.’s shareholders and in the interest of Sinopec Corp. and its shareholders as a whole.

PRINCIPAL BUSINESS ACTIVITIES OF YIZHENG CHEMICAL, SINOPEC CORP. AND SINOPEC GROUP

Yizheng Chemical is principally engaged in the production and sales of polyester chips and polyester fibre, and production of its raw material PTA. Its principal activities include production and distribution of chemical fibre and petrochemical products, production of raw and auxiliary materials and textile machinery, research and development in textile technology, transportation and technological support for products manufactured by Yizheng Chemical.

Sinopec Corp. is one of the largest integrated energy and chemical companies in China. Its principal operations include the exploration and production, pipeline transportation and sale of petroleum and natural gas; the sale, storage and transportation of petroleum products, petrochemical products, coal  chemical products, synthetic fibre, fertiliser and other chemical products; the import  and export, including an import and export agency business, of petroleum, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information.

Sinopec Group was established in July 1998, and it is an authorized investment organization with a current registered capital of RMB231.62 billion. Its controlling shareholder is the SASAC. Upon reorganization in 2000, Sinopec Group transferred its principal petrochemical business to Sinopec Corp. The principal operations of Sinopec Group include: procuring its subsidiaries in exploration, exploitation, storage and transportation (including pipeline transportation), sales and comprehensive utilization of oil and  natural gas; procuring its  subsidiaries in oil refining; procuring its subsidiaries in wholesale and retail of oil products; procuring its subsidiaries in production, sales, storage, transportation  of  petrochemical  and other   chemical   products;   industrial   investment   and   investment   management;

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exploration and design, construction and installation of petroleum and petrochemical engineering; repairing and maintenance of petroleum and petrochemical equipment; manufacture of mechanical and electrical equipment; technology and information, research and development, application and consultation services of alternative energy products; import and export business.

LISTING RULE IMPLICATIONS

As (i) one or more of the applicable percentage ratios calculated pursuant to Chapter 14 of the Listing Rules in respect of the Disposal will exceed 0.1% but less than 5%;
(ii) Sinopec Group (as the controlling shareholder) is a connected person of the Company, and it will become a controlling shareholder of Yizheng Chemical immediately after the completion of the Reorganisation; and (iii) The completion of the Disposal, the Share Repurchase and the Acquisition are inter-conditional, accordingly, the Disposal and the Share Repurchase constitute connection transactions of the Company which are subject to reporting and announcement requirements but exempted from independent shareholders’ approval requirement of the Listing Rules.

Completions of the Transaction Agreements are subject to the satisfaction and/or waiver of the conditions precedent therein and therefore, may or may not proceed. Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings when used herein:

“Acquisition”	the transfer by Sinopec Group of the Incoming Equities to Yizheng Chemical pursuant to the terms and conditions of Acquisition Agreement
“Acquisition Agreement”	Acquisition Agreement between Sinopec Group and Yizheng Chemical dated 12 September 2014 in relation to the transfer by Sinopec Group of the Incoming Equities to Yizheng Chemical
“Board”	the board of Directors of Sinopec Corp.

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“Company”	Sinopec Corp.
“connected person”	has the meaning ascribed to it under the Listing Rules
“controlling shareholder”	has the meaning ascribed to it under the Listing Rules
“Consideration Shares”
a total of 9,224 million A shares to be allotted and issued by Yizheng Chemical to Sinopec Group pursuant to Acquisition Agreement as the Consideration of Acquisition at a price of RMB2.61 (equivalent to HK3.24) per share

“CSRC”	China Securities Regulatory Commission
“Directors”	the directors of the Company
“Disposal”	the transfer by Yizheng Chemical of the Outgoing Business to Sinopec Corp. pursuant to the terms and conditions of the Disposal Agreement
“Disposal Agreement”	the disposal agreement between Sinopec Corp. and Yizheng Chemical dated 12 September 2014 in relation to the transfer by Yizheng Chemical of the Outgoing Business to Sinopec Corp.
“HK$”	Hong Kong dollars, the lawful currency of Hong Kong
“Hong Kong”	Hong Kong Special Administrative Region of the PRC
“Incoming Equities”	100% of the equity interests in the SOSC currently held by Sinopec Group
“Last Trading Day”	27 May 2014
“Listing Rules”	he Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
“Outgoing Business”
all the assets and liabilities owned by Yizheng Chemical as at the date of this announcement, as more particular described in the section headed “Information on the Outgoing Business” of this announcement

“PRC”	the People’s Republic of China, which for the purpose of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan

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“Reorganisation”	the Disposal, the Share Repurchase and the Acquisition
“RMB”	Renminbi, the lawful currency of the PRC
“SASAC”	State-owned Assets Supervision and Administration Commission of the State Council
“SSE”	The Shanghai Stock Exchange
“Sinopec Corp.”	China Petroleum & Chemical Corporation (中國石油化工股份有限公司), a joint stock limited company incorporated in the PRC with limited liability
“Sinopec Group”	China Petrochemical Corporation (中國石油化工集團公司), being the controlling shareholder of Sinopec Corp. and the beneficiary controlling Shareholder of the Company
“SOSC”
Sinopec Oilfield Service Corporation (中石化石油工程 技術服務有限公司), a limited liability company established in the PRC as more particularly set out under the section headed “Information on the Incoming Equities” of this announcement

“Share Repurchase”	the 40.25% of Yizheng Chemical’s equity interests currently held by Sinopec Corp. to be repurchased and cancelled by Yizheng Chemical in consideration for the Outgoing Business
“Share Repurchase Agreement”
the share repurchase agreement between Sinopec Corp. and Yizheng Chemical dated 12 September 2014 in relation to repurchase and cancellation of shares held by Sinopec Corp. by Yizheng Chemical as consideration of the Disposal

“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Transaction”	The Disposal and the Share Repurchase
“Transaction Agreements”	the Disposal Agreement, the Share Repurchase Agreement and Acquisition Agreement

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“Yizheng Chemical”	Sinopec Yizheng Chemical Fibre Company Limited, a joint stock company incorporated in the PRC with limited liability and the shares are listed on the Main Board of the Stock Exchange and SSE
“%”	per cent

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President and Secretary to the Board of Directors

Beijing, the PRC,
12 September 2014

As of the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#  Executive Director
* Non-executive Director
+  Independent Non-executive Director

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

	Name:	Huang Wensheng

	Title:	Secretary to the Board of Directors

Date: September 15, 2014